(a)(1)(M)
Notification of Amendment to Offer to Purchase
To: All Eligible Stock Option Holders
Subject: Willis Group Holdings Limited — Amendment to Offer to Purchase Eligible Stock Options
Willis Group Holdings Limited (“Willis”) is making certain changes to its Offer to Purchase Eligible Stock Options (the “Offer”), which was first announced and filed with the United States Securities and Exchange Commission on July 8, 2009. We have clarified certain disclosures regarding (i) the timing of cash payments to Associates located in jurisdictions outside of the U.S. and U.K., (ii) subsequent offering periods and (iii) conditions that would allow the Company to terminate or amend the Offer or postpone our acceptance and cancellation of the eligible stock options tendered. Regarding the timing of cash payments, we have clarified that all Associates who have tendered their eligible stock options pursuant to the Offer can expect to receive cash payment no later than August 31, 2009 (except, in the case of Argentina and Mexico, no later than September 1, 2009 and September 10, 2009, respectively). All other terms of the Offer remain unchanged.
The offering materials describing the Offer have been revised to reflect these changes, and they can be accessed, along with the election form, through the online portal at www.willisoptionexchange.com. Please log onto the online portal and carefully review the revised offering materials posted on the “Offer Documents” page of the portal. The “Offer to Purchase” posted on the “Offer Documents” page is the principal document containing the revisions.
As a reminder, the Offer is currently scheduled to expire at 5 p.m. New York Time (EDT) on August 6, 2009. If you have already properly tendered your eligible options and wish to continue to participate in the Offer, you do not need to take any further action.
The Offer is entirely voluntary and we make no recommendations as to whether you should participate in the Offer. You should consult with your own advisors regarding your decision.
Your login details for www.willisoptionexchange.com were previously supplied to you by email; if you no longer have these details or require further assistance accessing your account, please contact Global Shares by email at willis@globalshares.com or by telephone using any of the following numbers:

Europe:	+353 23 88 33 062	9:00 A.M - 5:00 P.M. (British Summer Time)
North America/Latin America:	+1 (347) 853-7332	9:00 A.M - 5:00 P.M. (Eastern Daylight Time)
North America/Latin America:	+1 (650) 206-2629	9:00 A.M - 5:00 P.M. (Pacific Daylight Time)
Asia Pacific:	+86 21 6279 7208	9:00 A.M - 5:00 P.M. (China Standard Time)